UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated:  October 29, 2008

Commission File Number: 333-151420

BRITANNIA BULK HOLDINGS INC

Dexter House

2nd Floor

2 Royal Mint Court

London  EC3N 4QN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):

Yes   ☐                            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7):

Yes   ☐                            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

LONDON, England, October 29, 2008 — Britannia Bulk Holdings Inc (the “Company”) (NYSE:DWT), an international provider of dry bulk shipping and maritime logistics services with a focus on transporting dry bulk commodities in and out of the Baltic region, today announced that following the Company’s press release of October 28, 2008, the lenders under the US $170.00 million term loan facility (the “Facility”) of Britannia Bulk Plc, a wholly owned subsidiary of the Company (the “Borrower”), have provided notice to the Borrower of the acceleration of all of its obligations under the Facility and the set off of the Borrower’s cash accounts on deposit with one of the lenders. The Company has guaranteed the Borrower’s obligations under the Facility. The acceleration notice alleges that certain events of default under the Facility have occurred, including material adverse changes in the Borrower’s financial condition, and demands immediate repayment of the loan, accrued interest thereon and other amounts due thereon, aggregating approximately US $158.7 million without taking into account the set off of the Borrower’s cash accounts.

Following further discussion with the Company, the lenders have advised the Company that they are prepared, subject to certain conditions, to make funds available to ensure that the vessels securing the Facility continue to operate normally and meet their commitments. Such understanding is in the context of ongoing negotiations with the lenders regarding a sale of certain of the Company’s assets, which, if consummated, is not expected to result in any return to the Company’s common shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized

BRITANNIA BULK HOLDINGS INC

/s/ Fariyal Khanbabi
Chief Financial Officer
Date: October 29, 2008